

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

August 29, 2008

Mr. Dominick Pope
President
Tranquility, Inc.
P.O. Box 110310
Naples, Florida 34108-0106

> **Re:** **Tranquility, Inc.**
> **Form 10-KSB/A for the Year Ended December 31, 2007**
> **Filed August 26, 2008**
> **File No. 0-51413**

Dear Mr. Pope:

We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

Sincerely,

William Thompson
Accounting Branch Chief